SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

From: 18 April 2012

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F-  ☐    Form 40-F-  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐    No:  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

Enclosed:

News Release Agreement.

April 18, 2012

Ivanhoe Mines and Rio Tinto sign omnibus agreement

to ensure funding through to commercial production

and additional expansion at Oyu Tolgoi copper-gold-silver project

New plan includes US$1.8 billion in equity financing

Rio Tinto to provide additional bridge-loan financing

and completion support for US$3-4 billion project financing

being negotiated with multinational financial institutions and banks

Rio Tinto to nominate independent directors to Ivanhoe board and a new CEO and senior management team

Conference call for investors at 4:30 pm EDT Wednesday April 18

VANCOUVER, CANADA – Ivanhoe Mines’ founder Robert Friedland announced today that the company has signed a binding memorandum of agreement with majority shareholder Rio Tinto that establishes Rio Tinto’s support for a series of funding measures expected to cover all projected capital requirements for Ivanhoe’s flagship Oyu Tolgoi Project in southern Mongolia for the next four to five years.

“This agreement sets the stage for the Oyu Tolgoi Project’s transition to a major mining operation in coming months,” Mr. Friedland said.

“The measure of certainty that Rio Tinto’s financial resources and global industry leadership bring to the realization of our long-cherished Oyu Tolgoi dream is reassuring for the people and government of Mongolia, and for Ivanhoe’s shareholders.

“We were attracted to Mongolia’s new horizons for resources opportunities 17 years ago. It now is a fact of Mongolia’s modern history that the men and women of Oyu Tolgoi LLC and Ivanhoe Mines discovered some of the world’s largest deposits of copper, gold, silver and molybdenum in the South Gobi Region. And today, with Rio Tinto’s expanded support, we are counting down to the start-up later this year of what I am sure will quickly grow to become one of the world’s most significant, and successful, mining complexes,” Mr. Friedland added.

“For generations to come, this remarkable, unfolding story will continue to contribute so much to Mongolia’s economic growth, enhance its reputation as a destination for international investment and infuse with well-placed confidence the personal aspirations and national pride of so many Mongolians.”

In accordance with terms of the agreement between Ivanhoe Mines and Rio Tinto, Mr. Friedland resigned yesterday as a member of the Ivanhoe Mines Board of Directors and as Chief Executive Officer. Six other directors and four other senior management members also resigned yesterday.

Comprehensive financial plan to launch Oyu Tolgoi as world-scale copper-gold miner

Mr. Friedland said that the agreement, negotiated by a committee of Ivanhoe Mines’ independent directors, contains a comprehensive financing plan structured to secure Rio Tinto’s direct participation in, and support for, funding for planned developments at Oyu Tolgoi.

“All members of the Ivanhoe Mines Board of Directors have been acutely aware of their paramount duties to ensure that the interests of all shareholders are adequately protected. This now has been accomplished with the comprehensive plan and we can be confident that funding will be available to keep Oyu Tolgoi on schedule and carry it through, and well beyond, the start of commercial production.”

Rio Tinto’s commitments will support:

•	The scheduled start of initial production from the open-pit mine during the second half of this year.

•

The ramp-up to commercial production during the first half of 2013 as part of Oyu Tolgoi’s first phase of development. Phase-one work includes operation of the open-pit mine and a 100,000-tonne-per-day nameplate-capacity concentrator, infrastructure and a US$900 million investment in underground development in preparation for phase two.

•

The construction of a dedicated, coal-fired electrical power plant in Mongolia. The Investment Agreement requires Oyu Tolgoi to source all of its power requirements from within Mongolia within four years of the start of commercial production; the project plans to use power imported from China during its initial years of operation.

•

Continuing development of Oyu Tolgoi’s second phase, including expansion of the concentrator’s nameplate capacity to 160,000 tonnes per day and a start of production of high-grade ore from the Hugo Dummett underground block-cave mine in 2016 – which will increase to 54,000 tonnes per day by 2019, with subsequent increases to full production of 85,000 tonnes per day.

Assurances for financing measures provided by Rio Tinto

Rio Tinto is committed to the following steps:

•

Rio Tinto will provide full support for completion of an Oyu Tolgoi project-finance package of US$3 to $4 billion to be provided by third-party lenders. The package is the core component of the new comprehensive financial plan. Ivanhoe Mines has been negotiating project financing with a consortium of national and international institutions and banks since 2010. Ivanhoe Mines and Rio Tinto now have set a goal of completing a project-finance arrangement by the end of this year. Rio Tinto may choose to advance senior loans to Oyu Tolgoi LLC as an alternative to, or in addition to, the project-finance package, on terms no less favourable than those available through the international financial institutions or commercial banks.

•

A member of the Rio Tinto Group will enter into a completion support agreement with Ivanhoe Mines and the project-finance lenders to cover the Oyu Tolgoi project-finance package now under negotiation. This measure is expected to provide significantly greater certainty that funds will be received. In exchange, Ivanhoe Mines will pay Rio Tinto an annual fee of 2.5% on the outstanding project-finance debt until project completion is achieved.

•

Rio Tinto will provide an immediate, additional bridge-funding facility of up to US$1.5 billion to help ensure uninterrupted progress on the completion of construction of the first phase of Oyu Tolgoi’s development, which was 77.9% complete at the end of March. As part of an earlier funding agreement in December 2010, Rio Tinto provided an interim funding facility of US$1.8 billion, which Ivanhoe Mines now has drawn down by approximately $1.3 billion. The interim financing and bridge-funding facilities will be repaid from the proceeds of the project-finance package and an equity financing.

•	Rio Tinto also will fully support an equity financing with a goal of US$1.8 billion in gross proceeds.

In addition, Ivanhoe Mines is engaged in active and detailed negotiations on potential divestments involving its subsidiary interests, which would supplement the comprehensive financing plan that has been arranged with Rio Tinto.

Transition will include restructuring of the Ivanhoe Mines Board of Directors and appointment of a new senior management team

In paving the way for Oyu Tolgoi’s transition to a miner, Ivanhoe Mines and Rio Tinto have reached amicable agreement on the following corporate governance and management changes:

•	The Ivanhoe Board of Directors has been reduced to 13 seats from the present 14.

•

Seven directors – Marc Faber, Edward Flood, Robert Friedland, David Korbin, Livia Mahler, Tracy Stevenson and Dan Westbrook – have resigned from the Ivanhoe board, effective immediately. They are to be replaced by six Rio Tinto nominees, four of whom will be independent directors, in changes expected to take place within five business days.

•

A majority of the new, 13-person Ivanhoe board will be independent directors until at least the earlier of January 18, 2014, or the date on which Ivanhoe ceases to be a reporting issuer under Canadian securities laws. Two directors, at least one an independent, will be nominated by Mr. Friedland for as long as he continues to own at least 10% of Ivanhoe’s outstanding shares.

•

The Ivanhoe Mines senior management team has resigned, effective immediately. The outgoing senior management team consisted of Chief Executive Officer Robert Friedland, who founded Ivanhoe Mines in 1994, President John Macken, Chief Financial Officer Tony Giardini, Deputy Chairman Peter Meredith and Executive Vice President Sam Riggall. The senior managers also have resigned from management posts at Ivanhoe Mines’ subsidiary companies.

•

In one of a series of interim appointments, Michael Gordon has become Interim Chair of the Ivanhoe Mines Board of Directors. David Huberman, Robert Holland and Andrew Harding will constitute the Corporate Governance and Nominations Committee, which will receive and process nominations and make recommendations to the full board on candidates for the six board vacancies, and also for the positions of Chief Executive Officer and Chief Financial Officer.

•

Kay Priestly, Chief Financial Officer of Rio Tinto’s copper group and a director of Ivanhoe Mines, has been appointed Ivanhoe’s Interim Chief Executive Officer; Catherine Barone, Ivanhoe’s Vice President, Finance, has been appointed Interim Chief Financial Officer. A new CEO and CFO will be nominated by Rio Tinto for approval by the reconstituted board of directors within the next five business days.

Mr. Gordon, the Interim Chair and a member of the Ivanhoe Mines board for the past 18 months, acknowledged the contributions and achievements of the outgoing directors and management executives.

“From the beginning of the exploration discoveries in 2001 to today’s advanced-stage development project at Oyu Tolgoi, Robert Friedland and the Ivanhoe team have done an outstanding job of adding value for shareholders. With Ivanhoe now assured of full funding, the new board and management team will share the exciting prospect of building on that legacy and completing Oyu Tolgoi’s transformation into one of the most valuable copper-mining complexes in the world.”

Ivanhoe Mines to issue Series ‘D’ warrants to Rio Tinto

In conjunction with the equity financing and the overall package of extending interim lines of credit and completion guarantees of support, Ivanhoe Mines will issue 55 million Series ‘D’ share-purchase warrants to Rio Tinto.

Each warrant will be exercisable to purchase one Ivanhoe share at US$12.79 at any time and from time to time during a three-year period. The price of the warrants is based on the volume-weighted average price of the Ivanhoe shares on the New York Stock Exchange on the five trading days preceding the date of the companies’ memorandum of understanding.

Conference call with investors to discuss financial plan

Ms. Priestly, Interim CEO of Ivanhoe Mines, and Mr. Gordon, Interim Chairman of the Board, will conduct a conference call and webcast beginning at 4:30 p.m. EDT (1:30 p.m. PDT) on Wednesday, April 18, to discuss details of the comprehensive financial plan with investors following the close of trading on North American stock exchanges.

The conference call presentation may be accessed by dialing 1-866-225-0198 in Canada and the United States, or 1-416-340-8061 in the Toronto area and internationally. A simultaneous webcast of the conference call will be provided through www.ivanhoemines.com. The conference call will be archived for later playback until April 25, 2012 and may be accessed by dialing 1-800-408-3053 or 1-905-694-9451 and entering the pass code 3291894.

About Ivanhoe Mines

Ivanhoe Mines (NYSE, NASDAQ & TSX: IVN) is an international mining company with operations focused in the Asia Pacific region. Assets include the company’s 66% interest in the Oyu Tolgoi copper-gold-silver mine development project in southern Mongolia; a 58% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 59% interest in copper-gold miner Ivanhoe Australia (ASX, TSX: IVA), which also is developing a molybdenum-rhenium discovery; and a 50% interest in Altynalmas Gold, a private company developing the Kyzyl Gold Project in Kazakhstan.

Ivanhoe Mines’ shares are listed on the New York, NASDAQ and Toronto stock exchanges under the symbol IVN.

Information contacts

Investors: Bill Trenaman +1.604.688.5755. Media: Bob Williamson +1.604.688.5755

Website: www.ivanhoemines.com

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to statements made with respect to the memorandum of agreement that establishes Rio Tinto’s support for a series of funding measures expected to cover all projected capital requirements for Ivanhoe’s flagship Oyu Tolgoi Project in southern Mongolia for the next four to five years; statements regarding the scheduled start of production from the initial open-pit mine in the second half of this year; statements regarding the ramp-up to commercial production during the first half of 2013; statements regarding construction of a dedicated, coal-fired electrical power plant in Mongolia; statements regarding plans to use power imported from China during the project’s initial years of operation; statements regarding continuing development of Oyu Tolgoi’s second phase, including expansion of the concentrator’s nameplate capacity to 160,000 tonnes per day and a start of production of high-grade ore from the Hugo Dummett underground block-cave mine in 2016 – which will increase to 54,000 tonnes per day by 2019, with subsequent increases to full production of 85,000 tonnes per day; statements that Rio Tinto will provide full support for completion of an Oyu Tolgoi project-finance package of US$3 to $4 billion to be provided by third-party lenders; statements regarding the Ivanhoe Mines and Rio Tinto goal of completing a project-finance arrangement by the end of this year; statements that the interim financing and bridge-funding facilities will be repaid from the proceeds of the project-finance package and an equity financing; and statements regarding Ivanhoe’s plan to issue 55 million Series ‘D’ share-purchase warrants to Rio Tinto.

All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the headings “Risk Factors” and “Risks and Uncertainties” elsewhere in the Company’s periodic filings with Canadian and U.S. securities regulators. Readers are cautioned not to place undue reliance on forward-looking information or statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: 18 April 2012	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President &
Corporate Secretary